Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

Tel:  905-728-2462
Fax:  905-726-7164

MAGNA ANNOUNCES THIRD QUARTER RESULTS, STOCK SPLIT AND OTHER MATTERS
AURORA, ON, Nov. 4 /CNW/ - Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter and nine months ended September 30, 2010.
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                                  THREE MONTHS ENDED      NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                  --------------------  ---------------------
                                      2010      2009        2010        2009
                                  ---------  ---------  ---------  ----------

    Sales                          $ 5,942   $ 4,669    $ 17,504    $ 11,948

    Operating income (loss)        $   317   $    81    $    975    $   (386)

    Net income (loss)              $   241   $    51    $    757    $   (354)

    Diluted earnings (loss)
     per share                     $  2.06   $  0.45    $   6.61    $  (3.17)
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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
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    THREE MONTHS ENDED SEPTEMBER 30, 2010
    -------------------------------------
We posted sales of $5.9 billion for the third quarter ended September 30, 2010, an increase of 27% from the third quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.
During the third quarter of 2010, North American and European average dollar content per vehicle increased by 9% and 8%, respectively, each compared to the third quarter of 2009. In addition, North American vehicle production increased 28% whereas European vehicle production decreased 1%, each compared to the third quarter of 2009.
Complete vehicle assembly sales increased 21% to $519 million for the third quarter of 2010 compared to $428 million for the third quarter of 2009, while complete vehicle assembly volumes increased 41% to approximately 21,000 units. During the third quarter of 2010, operating income was $317 million, net income was $241 million and diluted earnings per share were $2.06, increases of $236 million, $190 million and $1.61, respectively, each compared to the third quarter of 2009.
During the third quarter ended September 30, 2010, we generated cash from operations of $422 million before changes in non cash operating assets and liabilities, and invested $57 million in non cash operating assets and liabilities. Total investment activities for the third quarter of 2010 were
$233 million, including $182 million in fixed asset additions, $45 million in investments and other assets and $6 million to purchase subsidiaries.
    NINE MONTHS ENDED SEPTEMBER 30, 2010
    ------------------------------------
We posted sales of $17.5 billion for the nine months ended September 30, 2010, an increase of 47% from the nine months ended September 30, 2009. This higher sales level was a result of increases in our North American, European and
Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.
During the nine months ended September 30, 2010, vehicle production increased 54% to 9.0 million units in North America and 14% to 9.8 million units in Europe, each compared to the first nine months of 2009.
Also during the first nine months of 2010, our North American and European average dollar content per vehicle increased 12% and 10% respectively, each compared to the first nine months of 2009.
Complete vehicle assembly sales increased 24% to $1.6 billion for the nine months ended September 30, 2010 compared to $1.3 billion for the nine months ended September 30, 2009, while complete vehicle assembly volumes increased
50% to approximately 61,000 units.
During the nine months ended September 30, 2010, operating income was $975 million, net income was $757 million and diluted earnings per share were
$6.61, increases of $1.4 billion, $1.1 billion and $9.78, respectively, each compared to the first nine months of 2009.
During the nine months ended September 30, 2010, we generated cash from operations before changes in non cash operating assets and liabilities of
$1.3 billion, and invested $322 million in non cash operating assets and liabilities. Total investment activities for the first nine months of 2010 were $586 million, including $479 million in fixed asset additions, $99 million in investments and other assets and $8 million to purchase subsidiaries.
Don Walker, Magna's Chief Executive Officer commented: "We continue to generate strong earnings and cash flow, even at historically low levels of vehicle production in our primary markets of North America and Western Europe. The eventual recovery of vehicle production in these markets, combined with our expansion plans in other regions around the world, our strong balance sheet, and our continued efforts to improve underperforming operations all leave us very optimistic about Magna's future operating results."
A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2010 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    STOCK SPLIT
    -----------
Our Board of Directors has approved a two-for-one stock split of the company's outstanding common shares. The two-for-one stock split will be implemented by way of a stock dividend. Subject to regulatory approval, shareholders will receive one additional common share of Magna for each common share held. The stock dividend will be payable on November 24, 2010, to shareholders of record at the close of business on November 16, 2010. Shareholders should retain their existing share certificates and not return their share certificates to Magna or its transfer agent.
Magna's common shares are expected to begin trading on a split basis on the Toronto Stock Exchange on November 12, 2010 and on the New York Stock
Exchange on November 26, 2010.
Magna is ascribing no monetary value to the stock dividend. All of Magna's equity-based compensation plans and arrangements will be adjusted to reflect the issuance of additional shares due to the stock split.
Vince Galifi, Magna's Executive Vice President and Chief Financial Officer stated: "The decision to announce a stock split at this time reflects the Board's confidence in our future."
    INCREASED QUARTERLY CASH DIVIDEND
    ---------------------------------
Our Board of Directors also declared a quarterly dividend with respect to our outstanding Common Shares for the quarter ended September 30, 2010. In light of Magna's performance, the Board decided to increase the dividend by 20% to U.S. $0.18 per share after giving effect to the two-for-one stock split referred to above (this equates to a dividend of U.S. $0.36 per share on a pre stock split basis). This dividend is payable on December 15, 2010 to shareholders of record on November 30, 2010.
    NORMAL COURSE ISSUER BID
    ------------------------
Subject to approval by the Toronto Stock Exchange ("TSX") and the New York
Stock Exchange ("NYSE"), our Board of Directors approved a normal course issuer bid to purchase up to 4.0 million of our Common Shares (adjusted to
8.0 million shares on a post stock split basis), representing approximately
3.3% of the outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options, for purchases to fund the Company's restricted stock unit program and its obligations under its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 10, 2010 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.
    GOVERNANCE
    ----------
As previously announced, in connection with the elimination of our dual class structure effective August 31, 2010, our Chairman, Frank Stronach, has resigned as a member of the Nominating Committee of our Board of Directors. This vacancy was filled today by the Board's appointment of Louis Lataif, Dean Emeritus of Boston University School of Management and former President of Ford Europe.
The Nominating Committee is now comprised entirely of independent directors and, consistent with its mandate, will undertake a comprehensive review of the Board's composition with a view to ensuring that the Board continues to have the capabilities to oversee our operations globally. The Nominating Committee plans to retain an internationally recognized firm to assist in its search for potential future Board members as part of this review process.
    2010 OUTLOOK
    ------------
For the full year 2010, we expect our sales to be between $23.5 billion and $24.0 billion, based on full year 2010 light vehicle production volumes of approximately 11.8 million units in North America and approximately 12.6 million units in Europe. Full year 2010 average dollar content per vehicle is expected to be between $980 and $995 in North America and between $545 and $555 in Europe.
We expect our full year 2010 complete vehicle assembly sales to be between
$2.05 billion and $2.15 billion. In addition, we expect that full year 2010 spending for fixed assets will be in the range of $740 million to $775 million. This 2010 outlook assumes no significant acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    ABOUT MAGNA
    -----------
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems;
closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.
We have over 92,000 employees in 245 manufacturing operations and 80 product development, engineering and sales centres in 25 countries.
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    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Thursday, November 4, 2010 at
    6:00 p.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-954-0696. The number for overseas callers is 1-416-981-9020. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday afternoon prior to the call.
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    FORWARD-LOOKING STATEMENTS
    --------------------------
The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna's expected consolidated sales, based on expected light vehicle production in North America and Europe; North American and European average dollar content per vehicle; complete vehicle assembly sales; fixed asset expenditures; future purchases of our Common Shares pursuant to our normal course issuer bid and any resultant offsetting of dilution. The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely",
"expect", "anticipate", "believe", "intend", "plan", "forecast",
"outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges;
our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our partnership with the Stronach group to continue to pursue opportunities in the vehicle electrification business; and
other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and
subsequent filings, including, without limitation, factors set out in our Management Information Circular/Proxy Statement, dated May 31, 2010 under the heading "Risks Relating to the Vehicle Electrification Joint
Venture". In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis
    and Retrieval System (EDGAR) which can be accessed at www.sec.gov
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    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and
    Financial Position
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All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2010 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2009 included in our 2009 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian GAAP.
This MD&A has been prepared as at November 4, 2010.
    OVERVIEW
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We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/ systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2010, we had 245 manufacturing operations and 80 product development, engineering and sales centres in 25 countries.
    HIGHLIGHTS
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In the third quarter of 2010, North American light vehicle production increased 28% relative to the third quarter of 2009, representing the fourth consecutive quarter of year-over-year increases. Third quarter 2010 light vehicle production in North America declined only 4% from the second quarter of 2010, a much less dramatic seasonal decline than is historically experienced. In Western Europe, light vehicle production declined approximately 1% from the third quarter of 2009, a quarter in which European vehicle sales and production were supported by vehicle
"scrappage" programs in a number of European countries. However, 2010
Western European production has remained stronger than we anticipated.
Our total sales for the third quarter of 2010 increased 27% over the third quarter of 2009. As was the case in the second quarter of 2010, North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all exceeded third quarter of 2009 levels. Third quarter 2010 operating income increased $236 million to $317 million, compared to operating income of $81 million for the third quarter of 2009. Our continued strong operating results reflect, among other things:
    -   improved light vehicle production in North America;
    - the ongoing benefit of our efforts over the past few years to restructure and right-size our operations, as well as to reduce costs across the organization;
    - the benefit of our efforts to improve underperforming operations around the world;
    - the benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;
    - and, an accounts receivable valuation allowance in the third quarter of 2009.
These factors were partially offset by a stock-based compensation charge as a result of modifying option agreements following the resignation of two employees.
Stock Split
Our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby our shareholders will receive an additional Common Share for each Common Share held. The stock dividend will be payable on November 24, 2010, to shareholders of record at the close of business on November 16, 2010. All equity-based compensation plans or arrangements and our normal course issuer bid (discussed below) will be adjusted to reflect the issuance of additional Common Shares due to the declaration of the stock split.
Increase in Dividend
Our Board of Directors also declared a quarterly dividend with respect to our outstanding Common Shares for the quarter ended September 30, 2010.
In light of Magna's performance, the Board decided to increase the dividend by 20% to U.S. $0.18 per share after giving effect to the two-for-one stock split referred to above (this equates to a dividend of U.S. $0.36 per share on a pre stock split basis). This dividend is payable on December 15, 2010 to shareholders of record on November 30, 2010.
Normal Course Issuer Bid
Subject to approval by the Toronto Stock Exchange ("TSX") and the New York
Stock Exchange ("NYSE"), our Board of Directors approved a normal course issuer bid to purchase up to 4.0 million of our issued and outstanding
Common Shares (adjusted to 8.0 million shares on a post stock split basis), representing approximately 3.3% of our outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options, and/or for purchases to fund our restricted stock unit program and our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 10, 2010 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.
Plan of Arrangement
On August 31, 2010, following approval by our Class A Subordinate Voting and Class B Shareholders, we completed the court-approved plan of arrangement (the "Arrangement") with the Stronach group whereby our dual-class share structure was collapsed. The transaction also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.
    (a) Capital Transaction

        We purchased for cancellation all 726,829 outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 9.0 million newly issued Class A Subordinate Voting Shares. The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. Issue costs related to the issuance of these shares were $13 million.

        In addition, Magna's Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

    (b) Vehicle Electrification Partnership

        The partnership involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Our original investment in the partnership included the assets of our recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing our equity interest to 73%. The partnership is controlled by the Stronach group.

    Governance

    As previously announced, in connection with the elimination of our dual class structure effective August 31, 2010, our Chairman, Frank Stronach, has resigned as a member of the Nominating Committee of our Board of Directors. This vacancy was filled today by the Board's appointment of Louis Lataif, Dean Emeritus of Boston University School of Management and former President of Ford Europe. The Nominating Committee is now comprised entirely of independent directors and, consistent with its mandate, will undertake a comprehensive review of the Board's composition with a view to ensuring that the Board continues to have the capabilities to oversee our operations globally. The Nominating Committee plans to retain an internationally recognized firm to assist in its search for potential future Board members as part of this review process.


    FINANCIAL RESULTS SUMMARY
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During the third quarter of 2010, we posted sales of $5.9 billion, an increase of 27% from the third quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing the third quarter of 2010 to the third quarter of 2009:
    - North American vehicle production increased by 28% and average dollar content per vehicle increased 9%;
    - European vehicle production decreased 1% while average dollar content per vehicle increased 8%;
    - Complete vehicle assembly sales increased 21% to $519 million, as complete vehicle assembly volumes increased 41%;
    -   Rest of World production sales increased 29% to $249 million from
        $193 million; and
    -   Tooling, engineering and other sales increased 52% to $502 million from $330 million.
During the third quarter of 2010, we generated operating income of $317 million compared to $81 million for the third quarter of 2009. The $236 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes in North America. In addition, operating income was positively impacted by:
    - the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;
    -   lower restructuring and downsizing costs;
    - a $16 million accounts receivable valuation allowance in the third quarter of 2009;
    -   productivity and efficiency improvements at certain facilities;
    -   lower warranty costs;
    -   lower costs incurred related to launches or for programs that have not fully ramped up production.
These factors were partially offset by:
    - operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities in Europe;
    -   higher incentive compensation;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;
    -   increased commodity costs;
    - a $9 million favourable revaluation of our investment in asset-backed commercial paper ("ABCP") in the third quarter of 2009;
    -   increased stock-based compensation; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
During the third quarter of 2010, net income increased $190 million to $241 million compared to $51 million for the third quarter of 2009. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.
During the third quarter of 2010, our diluted earnings per share increased by $1.61 to $2.06 compared to $0.45 for the third quarter of 2009. The increase in diluted earnings per share is as a result of the increase in net income partially offset by an increase in the weighted average number of diluted shares outstanding during the third quarter of 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during the third quarter of 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options.
    UNUSUAL ITEMS
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During the nine months ended September 30, 2010 and 2009, we recorded certain unusual items as follows:
                                    2010                       2009
                       --------------------------- --------------------------
                                          Diluted                    Diluted
                         Operat-         Earnings   Operat-         Earnings
                            ing      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------
    Second Quarter
      Impairment
       charges(1)       $     -  $     -  $     -  $   (75) $   (75) $ (0.67)
      Restructuring
       charges(1)           (24)     (21)   (0.19)      (6)      (6)   (0.05)
      Curtailment
       gain(2)                -        -        -       26       20     0.18
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    Total second
     quarter unusual
     items                  (24)     (21)   (0.19)     (55)     (61)   (0.54)
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    First Quarter
      Sale of facility(3)    14       14     0.12        -        -        -
    -------------------------------------------------------------------------
    Total first quarter
     unusual items           14       14     0.12        -        -        -
    -------------------------------------------------------------------------
    Total year to date
     unusual items      $   (10) $    (7) $ (0.07) $   (55) $   (61) $ (0.54)
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    (1) Restructuring and Impairment Charges

        (a)   For the nine months ended September 30, 2010

              During the second quarter of 2010, we recorded restructuring and rationalization costs of $21 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

        (b)   For the nine months ended September 30, 2009

              During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

              The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009.

              During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility.

    (2) Curtailment gain

        During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

    (3) Sale of Facility

        During the first quarter of 2010, we sold our interest in an electronics systems joint venture in China and realized a $14 million gain.

    INDUSTRY TRENDS AND RISKS
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Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the third quarter ended September 30, 2010. In addition to the risk factors referenced above, our partnership with the Stronach group to pursue opportunities in the vehicle electrification business is subject to a number of additional risks. These additional risk factors are discussed in Magna's Management Information Circular/Proxy Statement, dated May 31, 2010, under the heading "Risks Relating to the Vehicle Electrification Joint Venture."
    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange

                            For the three months       For the nine months
                             ended September 30,        ended September 30,
                         -------------------------  -------------------------
                           2010     2009   Change     2010     2009   Change
    -------------------------------------------------------------------------
    1 Canadian dollar
     equals U.S. dollars  0.963    0.914     + 5%    0.966    0.860    + 12%
    1 euro equals U.S.
     dollars              1.295    1.433    - 10%    1.317    1.368     - 4%
    1 British pound
     equals U.S. dollars  1.552    1.638     - 5%    1.536    1.542        -
    -------------------------------------------------------------------------
The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.
The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
    -------------------------------------------------------------------------

    Sales
                                                      For the three
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------
    Vehicle Production Volumes (millions of units)
      North America                                  2.989    2.342    + 28%
      Europe                                         2.898    2.928     - 1%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                                $ 1,010  $   927     + 9%
      Europe                                       $   571  $   529     + 8%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                              $ 3,018  $ 2,170    + 39%
        Europe                                       1,654    1,548     + 7%
        Rest of World                                  249      193    + 29%
      Complete Vehicle Assembly                        519      428    + 21%
      Tooling, Engineering and Other                   502      330    + 52%
    -------------------------------------------------------------------------
    Total Sales                                    $ 5,942  $ 4,669    + 27%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
External Production Sales - North America
External production sales in North America increased 39% or $0.8 billion to $3.0 billion for the third quarter of 2010 compared to $2.2 billion for the third quarter of 2009. This increase in production sales reflects a 28% increase in North American vehicle production volumes combined with a 9% increase in our North American average dollar content per vehicle.
Our average dollar content per vehicle grew by 9% or $83 to $1,010 for the third quarter of 2010 compared to $927 for the third quarter of 2009, primarily as a result of:
    - the launch of new programs during or subsequent to the third quarter of 2009, including the:
        -  Jeep Grand Cherokee;
        -  Ford Fiesta;
        -  GMC Terrain; and
        -  Cadillac SRX;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  Chevrolet Traverse, GMC Acadia and Buick Enclave; and
        -  Chevrolet Equinox.
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape, Mercury Mariner and Mazda Tribute;
    - programs that ended production during or subsequent to the third quarter of 2009, including the Pontiac and Saturn brands; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
External Production Sales - Europe
External production sales in Europe increased 7% or $0.10 billion to $1.65 billion for the third quarter of 2010 compared to $1.55 billion for the third quarter of 2009. This increase in production sales reflects an 8% increase in our European average dollar content per vehicle partially offset by a 1% decrease in European vehicle production volumes.
Our average dollar content per vehicle grew by 8% or $42 to $571 for the third quarter of 2010 compared to $529 for the third quarter of 2009, primarily as a result of:
    - the launch of new programs during or subsequent to the third quarter of 2009, including the:
        -  MINI Countryman;
        -  Peugeot RCZ;
        -  Porsche Cayenne and Volkswagen Touareg;
        -  Audi A1;
        -  Opel Astra; and
        -  Mercedes-Benz SLS;
    -   favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  Volkswagen Tiguan;
        -  Audi Q5;
        -  BMW X1;
        -  Porsche Panamera; and
        -  Ford Transit; and
    -   acquisitions completed during or subsequent to the third quarter of
        2009.
These factors were partially offset by:
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  smart fortwo;
        -  Mercedes-Benz B-Class;
        -  Honda Civic; and
        -  Volkswagen Golf;
    - programs that ended production during or subsequent to the third quarter of 2009; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
External Production Sales - Rest of World
External production sales in Rest of World increased 29% or $56 million to $249 million for the third quarter of 2010 compared to $193 million for the third quarter of 2009, primarily as a result of:
    -   increased production and/or content on certain programs in China and
        Korea;
    - the acquisition of a Japanese roof systems facility in the first quarter of 2010;
    - the launch of new programs during or subsequent to the third quarter of 2009 in China; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.
These factors were partially offset by the sale of our interest in an e lectronics systems joint venture in China in the first quarter of 2010. Complete Vehicle Assembly Sales
The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
                                                      For the three
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Sales                $   519  $   428    + 21%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        MINI Countryman, BMW X3, Peugeot RCZ,
         Mercedes-Benz G-Class, Aston Martin
         Rapide and Saab 9(3) Convertible           20,664   12,344
      Value-Added:
        Chrysler 300, Jeep Grand Cherokee and
         Jeep Commander                                 -     2,330
    -------------------------------------------------------------------------
                                                   20,664    14,674    + 41%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales increased 21% or $91 million to $519 million for the third quarter of 2010 compared to $428 million for the third quarter of 2009, while assembly volumes increased 41% or 5,990 units.
The increase in complete vehicle assembly sales is primarily as a result of:
    -   the launch of new assembly programs subsequent to the third quarter of 2009, including the:
        -  MINI Countryman;
        -  Peugeot RCZ; and
        -  Aston Martin Rapide; and
    -   an increase in assembly volumes for the Mercedes-Benz G-Class.
These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:
    -   BMW X3 in the third quarter of 2010;
    -   Saab 9(3) Convertible in the fourth quarter of 2009; and
    -   Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.
In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.
Tooling, Engineering and Other
Tooling, engineering and other sales increased 52% or $172 million to $502 million for the third quarter of 2010 compared to $330 million for the third quarter of 2009.
In the third quarter of 2010, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper and Countryman;
    -   Jeep Grand Cherokee;
    -   BMW X3;
    -   Mercedes-Benz M-Class;
    -   Porsche Cayenne;
    -   Chevrolet Silverado and GMC Sierra; and
    -   Chevrolet Volt.
In the third quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   Opel/Vauxhall Astra;
    -   MINI Cooper and Countryman;
    -   Chevrolet Silverado and GMC Sierra;
    -   BMW X3;
    -   Ford F-Series;
    -   Porsche Panamera;
    -   Opel Insignia;
    -   Ford Freestar; and
    -   Audi Q5.
In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.
Gross Margin
Gross margin increased $258 million to $810 million for the third quarter of 2010 compared to $552 million for the third quarter of 2009 and gross margin as a percentage of total sales increased to 13.6% for the third quarter of 2010 compared to 11.8% for the third quarter of 2009. The 1.8% increase in gross margin as a percentage of total sales was substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes in North America. In addition, gross margin as a percentage of total sales was positively impacted by:
    - the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;
    -   lower restructuring and downsizing costs;
    -   productivity and efficiency improvements at certain facilities;
    -   lower warranty costs; and
    -   lower costs incurred related to launches or for programs that have not fully ramped up production.
These factors were partially offset by:
    - operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities in Europe;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   increased commodity costs; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
Depreciation and Amortization
Depreciation and amortization costs decreased 13% or $25 million to $161 million for the third quarter of 2010 compared to $186 million for the third quarter of 2009. The decrease in depreciation and amortization was primarily as a result of:
    -   the impairment of certain assets subsequent to the third quarter of
        2009;
    - a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro against the U.S. dollar; and
    - the disposition of certain facilities subsequent to the third quarter of 2009.
Selling, General and Administrative ("SG&A")
SG&A expense as a percentage of sales was 5.8% for the third quarter of 2010, compared to 6.1% for the third quarter of 2009. SG&A expense increased $56 million to $342 million for the third quarter of 2010 compared to $286 million for the third quarter of 2009. The increase in SG&A expense was primarily as a result of:
    -   higher incentive compensation;
    -   a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;
    - a $9 million favourable revaluation of our investment in ABCP in the third quarter of 2009;
    -   higher costs to support the increased sales level; and
    -   higher stock-based compensation.
These factors were partially offset by:
    - a $16 million accounts receivable valuation allowance in the third quarter of 2009;
    - a decrease in reported U.S. dollar SG&A due to the weakening of the euro against the U.S. dollar;
    -   lower restructuring and downsizing costs; and
    - the closure or disposition of certain facilities during or subsequent to the third quarter of 2009.
Earnings before Interest and Taxes ("EBIT")(1)
                               For the three months ended September 30,
                         ----------------------------------------------------
                               External Sales                  EBIT
                         -------------------------  -------------------------
                           2010     2009   Change     2010     2009   Change
    -------------------------------------------------------------------------
    North America       $ 3,227  $ 2,304    $ 923    $ 276    $ 108    $ 168
    Europe                2,404    2,158      246       11      (47)      58
    Rest of World           257      201       56       19       18        1
    E-Car Systems             7        1        6      (16)     (13)      (3)
    Corporate and Other      47        5       42       24       17        7
    -------------------------------------------------------------------------
    Total               $ 5,942  $ 4,669  $ 1,273    $ 314     $ 83    $ 231
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes and minority interest as presented on our unaudited interim consolidated financial statements before net interest (income) expense.
North America
EBIT in North America increased $168 million to $276 million for the third quarter of 2010 compared to $108 million for the third quarter of 2009. The increase in EBIT was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    -   productivity and efficiency improvements at certain facilities;
    -   lower warranty costs;
    - a $3 million accounts receivable valuation allowance in the third quarter of 2009; and
    -   lower restructuring and downsizing costs.
These factors were partially offset by:
    -   increased commodity costs;
    -   higher incentive compensation;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher affiliation fees paid to corporate;
    -   operational inefficiencies and other costs at certain facilities; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
Europe
EBIT in Europe increased $58 million to $11 million for the third quarter of 2010 compared to a loss of $47 million for the third quarter of 2009 due to:
    -   lower costs incurred related to launches or for programs that have not fully ramped up production;
    - a $13 million accounts receivable valuation allowance in the third quarter of 2009;
    -   lower warranty costs; and
    -   lower restructuring and downsizing costs.
These factors were partially offset by:
    - operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher management compensation; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
Rest of World
Rest of World EBIT increased $1 million to $19 million for the third quarter of 2010 compared to $18 million for the third quarter of 2009, primarily as a result of:
    -   additional margin earned on increased production sales; and
    - incremental margin earned on new programs that launched during or subsequent to the third quarter of 2009.
These factors were partially offset by:
    -   the write-off of certain assets; and
    - the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010.
E-Car Systems
E-Car Systems EBIT decreased $3 million to a loss of $16 million for the third quarter of 2010 compared to a loss of $13 million for the third quarter of 2009, primarily as a result of higher development and launch costs. Corporate and Other
Corporate and Other EBIT increased $7 million to $24 million for the third quarter of 2010 compared to $17 million for the third quarter of 2009, primarily as a result of:
    - the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;
    -   an increase in affiliation fees earned from our divisions;
    -   the positive impact of foreign exchange; and
    -   an increase in equity income earned.
These factors were partially offset by:
    -   a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;
    - a $9 million favourable revaluation of our investment in ABCP in the third quarter of 2009;
    -   higher incentive compensation; and
    -   higher stock-based compensation.
Interest (Income) Expense, net
During the third quarter of 2010, we recorded net interest income of $3 million compared to $2 million of net interest expense for the third quarter of 2009. The $5 million increase in net interest income is as a result of a reduction in interest expense due to the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009 and our 6.5% Convertible Subordinated Debentures subsequent to the third quarter of 2009.
Operating Income
Operating income increased $236 million to $317 million for the third quarter of 2010 compared to $81 million for the third quarter of 2009. The increase in operating income is the result of the increase in EBIT and the decrease in net interest expense, both as discussed above.
Income Taxes
Our effective income tax rate on operating income (excluding equity income) decreased to 24.8% for the third quarter of 2010 compared to 38.5% for the third quarter of 2009. The effective income tax rate decreased primarily due to the utilization of losses that were previously not benefited, mainly in the United States.
Minority Interest
During the third quarter of 2010, we recorded $1 million of minority interest recovery with respect to the loss incurred in our E-Car systems partnership for the month of September.
Net Income
Net income increased $190 million to $241 million for the third quarter of 2010 compared to $51 million for the third quarter of 2009. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.
    Earnings per Share

                                                      For the three
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Earnings per Common Share or Class B Share
      Basic                                        $  2.08  $  0.45  $  1.63
      Diluted                                      $  2.06  $  0.45  $  1.61
    -------------------------------------------------------------------------

    Average number of Common Shares and Class B
     Shares outstanding (millions)
      Basic                                          115.2    111.7     + 3%
      Diluted                                        116.8    112.9     + 3%
    -------------------------------------------------------------------------
Diluted earnings per share increased $1.61 to $2.06 for the third quarter of 2010 compared to $0.45 for the third quarter of 2009 as a result of the increase in net income, described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.
The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during the third quarter of
2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options.
    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                      For the three
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Net income                                     $   241  $    51
    Items not involving current cash flows             181      207
    -------------------------------------------------------------------------
                                                       422      258  $   164
    Changes in non-cash operating assets and
     liabilities                                       (57)    (234)
    -------------------------------------------------------------------------
    Cash provided from operating activities        $   365  $    24  $   341
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash flow from operations before changes in non-cash operating assets and liabilities increased $164 million to $422 million for the third quarter of 2010 compared to $258 million for the third quarter of 2009. The increase in cash flow from operations was due to a $190 million increase in net income, as discussed above, partially offset by a $26 million decrease in items not involving current cash flows. The decrease in items not involving current cash flows was primarily as a result of a $25 million decrease in depreciation and amortization and a $34 million decrease in other non-cash charges (including the previously discussed benefit of the commercial settlement) offset in part by the $40 million increase in future income taxes and non-cash portion of current taxes. Items not involving current cash flows are comprised of the following:
                                                               For the three
                                                                months ended
                                                                September 30,
                                                           ------------------
                                                               2010     2009
    -------------------------------------------------------------------------

    Depreciation and amortization                           $   161  $   186
    Amortization of other assets included in cost
     of goods sold                                               26       27
    Future income taxes and non-cash portion of
     current taxes                                               16      (24)
    Amortization of employee wage buydown                         5        6
    Minority interest                                            (1)       -
    Equity income                                                (7)      (3)
    Other non-cash charges                                      (19)      15
    -------------------------------------------------------------------------
    Items not involving current cash flows                  $   181  $   207
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash invested in non-cash operating assets and liabilities amounted to $57 million for the third quarter of 2010 compared to cash invested of $234 million for the third quarter of 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:
                                                               For the three
                                                                months ended
                                                                September 30,
                                                           ------------------
                                                               2010     2009
    -------------------------------------------------------------------------
    Accounts receivable                                     $  (152) $  (745)
    Inventories                                                (130)     (96)
    Prepaid expenses and other                                   (8)     (17)
    Accounts payable                                            191      541
    Accrued salaries and wages                                   34       51
    Other accrued liabilities                                   (62)       4
    Income taxes payable                                         71       29
    Deferred revenue                                             (1)      (1)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities    $   (57) $  (234)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increases in accounts receivable, inventories and accounts payable in the third quarter of 2010 was primarily due to the increase in production activities at the end of the third quarter of 2010 compared to the end of the second quarter of 2010 and new program launches. The increase in income taxes payable was primarily due to a higher income tax provision, resulting from increased earnings in excess of required instalment payments, as well as the receipt of income tax refunds.
    Capital and Investment Spending

                                                      For the three
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Fixed asset additions                         $  (182)  $  (153)
    Investments and other assets                      (45)      (92)
    -------------------------------------------------------------------------
    Fixed assets, investments and other assets
     additions                                       (227)     (245)
    Purchase of subsidiaries                           (6)      (11)
    Proceeds from disposition                          52         6
    -------------------------------------------------------------------------
    Cash used for investing activities            $  (181)  $  (250) $    69
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Fixed and other assets additions
In the third quarter of 2010, we invested $182 million in fixed assets.
While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2010 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2010. In the third quarter of 2010, we invested $42 million in other assets related primarily to fully reimbursable tooling costs at our body & chassis systems operations and planning and engineering costs at powertrain systems operations for programs that will be launching subsequent to the third quarter of 2010. Purchase of subsidiaries
During the third quarter of 2010, we invested $6 million to purchase subsidiaries.
Proceeds from disposition
Proceeds from disposition in the third quarter of 2010 were $52 million which included: a cash payment received on the sale of a long-term receivable related to fully reimbursable capitalized pre-production costs; and normal course fixed and other asset disposals.
    Financing

                                                      For the three
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    (Decrease) increase in bank indebtedness       $   (13) $     6
    Repayments of debt                                 (31)    (154)
    Issues of debt                                       -        3
    Repurchase of Class B Shares                      (300)       -
    Issue of general partnership units by
     subsidiary                                         80        -
    Issues of Common Shares                              2        1
    Settlement of stock options                         (4)       -
    Settlement of stock appreciation rights              -       (1)
    Cash dividends paid                                (38)       -
    -------------------------------------------------------------------------
    Cash used for financing activities             $  (304) $  (145) $  (159)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
During the third quarter of 2010, we repaid $29 million of debt assumed on the acquisition of Cadence Innovation s.r.o. ("Cadence").
In connection with the Arrangement, during the third quarter of 2010, we purchased for cancellation all 726,829 outstanding Class B Shares for $300 million. In addition, the Stronach group invested $80 million in the Vehicle Electrification Partnership.
In August of 2010 our Board of Directors declared a dividend of $0.30 per Common Share or Class B Share in respect of the second quarter of 2010. These dividends, which aggregated to $38 million, were paid in the third quarter of 2010.
    Financing Resources

                                                     As at    As at
                                                 September December
                                                  30, 2010 31, 2009   Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                            $    58  $    48
      Long-term debt due within one year                14       16
      Long-term debt                                    48      115
    -------------------------------------------------------------------------
                                                       120      179
    Minority interest                                   84        -
    Shareholders' equity                             7,853    7,360
    -------------------------------------------------------------------------
    Total capitalization                           $ 8,057  $ 7,539  $   518
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Total capitalization increased by $0.52 billion to $8.06 billion at
September 30, 2010 compared to $7.54 billion at December 31, 2009. The increase in capitalization was a result of a $493 million increase in shareholders' equity and an $84 million increase in minority interest partially offset by a $59 million decrease in liabilities.
The increase in shareholders' equity was primarily as a result of:
    -   net income earned during the first nine months of 2010;
    - net unrealized gains on cash flow hedges, and the reclassification of net gains on cash flow hedges from accumulated other comprehensive income to net income; and
    - an increase in contributed surplus related to stock-based compensation expense.
These factors were partially offset by:
    -   the repurchase of Class B Shares in connection with the Arrangement;
        and
    -   dividends paid during the second and third quarters of 2010.
The increase in minority interest was as a result of the formation of the E-Car partnership.
The decrease in liabilities is primarily as a result of the repayment of debt in the second and third quarters of 2010 assumed on the acquisition of Cadence.
Cash Resources
During the first nine months of 2010, our cash resources increased by $0.3 billion to $1.7 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities and financing activities (including cash used for the Arrangement), as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion. The unused and available portion of our lines of credit was unchanged at $1.9 billion during the first nine months of 2010.
Maximum Number of Shares Issuable
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 4, 2010 were exercised:
    Common Shares                                                121,175,773
    Stock options (i)                                              5,556,330
    -------------------------------------------------------------------------
                                                                 126,732,063
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
Contractual Obligations and Off-Balance Sheet Financing
There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2010 that are outside the ordinary course of our business. Refer to our MD&A included in our 2009 Annual Report.
    RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
    -------------------------------------------------------------------------

    Sales

                                                       For the nine
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                                  8.967    5.838    + 54%
      Europe                                         9.767    8.540    + 14%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                                $   979  $   873    + 12%
      Europe                                       $   530  $   484    + 10%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                              $ 8,783  $ 5,098    + 72%
        Europe                                       5,181    4,135    + 25%
        Rest of World                                  739      455    + 62%
      Complete Vehicle Assembly                      1,555    1,252    + 24%
      Tooling, Engineering and Other                 1,246    1,008    + 24%
    -------------------------------------------------------------------------
    Total Sales                                    $17,504  $11,948    + 47%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
External Production Sales - North America
External production sales in North America increased 72% or $3.7 billion to $8.8 billion for the nine months ended September 30, 2010 compared to $5.1 billion for the nine months ended September 30, 2009. This increase in production sales reflects a 54% increase in North American vehicle production volumes combined with a 12% increase in our North American average dollar content per vehicle.
Our average dollar content per vehicle grew by 12% or $106 to $979 for the nine months ended September 30, 2010 compared to $873 for the nine months ended September 30, 2009, primarily as a result of:
    - the launch of new programs during or subsequent to the nine months ended September 30, 2009, including the:
        -  Chevrolet Equinox and GMC Terrain;
        -  Jeep Grand Cherokee;
        -  Cadillac SRX; and
        -  Chevrolet Cruze;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    -   favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Chevrolet Traverse, GMC Acadia and Buick Enclave;
        -  GM full-sized SUVs;
        -  Dodge Journey; and
        -  Jeep Wrangler; and
    -   the acquisition of several facilities from Meridian Automotive
        Systems Inc. in the third quarter of 2009.
These factors were partially offset by:
    -   programs that ended production during or subsequent to the nine months ended September 30, 2009, including the Pontiac and Saturn brands;
    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape, Mercury Mariner and Mazda Tribute; and
    - net customer price concessions subsequent to the nine months ended September 30, 2009.
External Production Sales - Europe
External production sales in Europe increased 25% or $1.05 billion to $5.18 billion for the nine months ended September 30, 2010 compared to $4.13 billion for the nine months ended September 30, 2009. This increase in production sales reflects a 14% increase in European vehicle production volumes combined with a 10% increase in our European average dollar content per vehicle.
Our average dollar content per vehicle grew by 10% or $46 to $530 for the nine months ended September 30, 2010 compared to $484 for the nine months ended September 30, 2009, primarily as a result of:
    - the launch of new programs during or subsequent to the nine months ended September 30, 2009, including the:
        -  Porsche Panamera;
        -  Peugeot RCZ;
        -  Mercedes-Benz SLS;
        -  Opel Astra;
        -  MINI Countryman; and
        -  Skoda Yeti;
    - acquisitions completed during or subsequent to the nine months ended September 30, 2009, including Cadence; and
    -   favourable production (relative to industry volumes) and/or content on certain programs, including the BMW X1.
These factors were partially offset by:
    - a decrease in reported U.S. dollar sales due to the weakening of the euro, against the U.S. dollar;
    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the smart fortwo; and
    - net customer price concessions subsequent to the nine months ended September 30, 2009.
External Production Sales - Rest of World
External production sales in Rest of World increased 62% or $284 million to $739 million for the nine months ended September 30, 2010 compared to $455 million for the nine months ended September 30, 2009, primarily as a result of:
    - increased production and/or content on certain programs in China, Korea, Brazil and South Africa;
    - the acquisition of a Japanese roof systems facility in the first quarter of 2010;
    -   the launch of new programs during or subsequent to the third quarter of 2009 in China and Japan; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Korean Won, both against the U.S. dollar.
These factors were partially offset by the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010.
    Complete Vehicle Assembly Sales

                                                       For the nine
                                                       months ended
                                                       September 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales                $ 1,555  $ 1,252    + 24%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Peugeot RCZ, MINI Countryman,
        Mercedes-Benz G-Class, Aston Martin Rapide
        and Saab 9(3) Convertible                   55,519   37,363
     Value-Added:
        Chrysler 300, Jeep Grand Cherokee and
         Jeep Commander                              5,497    3,405
    -------------------------------------------------------------------------
                                                    61,016   40,768    + 50%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales increased 24% or $0.3 billion to $1.6 billion for the nine months ended September 30, 2010 compared to $1.3 billion for the nine months ended September 30, 2009, while assembly volumes increased 50% or 20,248 units.
The increase in complete vehicle assembly sales is primarily as a result of:
    - the launch of new assembly programs subsequent to the nine months ended September 30, 2009, including the:
        -  Peugeot RCZ;
        -  Aston Martin Rapide; and
        -  MINI Countryman; and
    -   an increase in assembly volumes for the Mercedes-Benz G-Class.
These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:
    -   BMW X3 in the third quarter of 2010;
    -   Saab 9(3) Convertible in the fourth quarter of 2009; and
    - Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010. In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.
Tooling, Engineering and Other
Tooling, engineering and other sales increased 24% or $0.2 billion to $1.2 billion for the nine months ended September 30, 2010 compared to $1.0 billion for the nine months ended September 30, 2009.
In the nine months ended September 30, 2010, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper and Countryman;
    -   Ford Fiesta;
    -   Jeep Grand Cherokee;
    -   BMW X3;
    -   Mercedes-Benz M-Class;
    -   Chevrolet Silverado and GMC Sierra;
    -   Porsche Cayenne
    -   Audi A8; and
    -   Peugeot RCZ.
In the nine months ended September 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman and Countryman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Opel/Vauxhall Astra;
    -   Porsche Panamera;
    -   BMW X3;
    -   Cadillac SRX and Saab 9-4X;
    -   Ford F-Series;
    -   Audi Q3; and
    -   Buick LaCrosse.
In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.
    EBIT

                               For the nine months ended September 30,
                         ----------------------------------------------------
                               External Sales                  EBIT
                         -------------------------  -------------------------
                           2010     2009   Change     2010     2009   Change
    -------------------------------------------------------------------------
    North America       $ 9,310  $ 5,571  $ 3,739  $   825  $  (165) $   990
    Europe                7,354    5,864    1,490       98     (197)     295
    Rest of World           778      497      281       76       25       51
    E-Car Systems             8        3        5      (52)     (28)     (24)
    Corporate and Other      54       13       41       22      (13)      35
    -------------------------------------------------------------------------
    Total               $17,504  $11,948  $ 5,556  $   969  $  (378) $ 1,347
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for the nine-month periods ended September 30, 2010 and
2009 were the following unusual items, which have been discussed in the "Unusual Items" section above.
                                                                For the nine
                                                                months ended
                                                                September 30,
                                                           ------------------
                                                               2010     2009
    -------------------------------------------------------------------------
    North America
      Impairment charges                                    $     -  $   (75)
      Restructuring charges                                     (24)      (6)
      Curtailment gain                                            -       26
    -------------------------------------------------------------------------
                                                                (24)     (55)
    -------------------------------------------------------------------------
    Rest of World
      Sale of facility                                           14        -
    -------------------------------------------------------------------------
                                                            $   (10) $   (55)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
North America
EBIT in North America increased $990 million to $825 million for the nine months ended September 30, 2010 compared to a loss of $165 million for the nine months ended September 30, 2009. Excluding the North American unusual items discussed in the "Unusual Items" section, the $959 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:
    - the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the nine months ended September 30, 2009;
    -   lower restructuring and downsizing costs;
    -   productivity and efficiency improvements at certain facilities; and
    -   lower warranty costs.
These factors were partially offset by:
    -   higher affiliation fees paid to corporate;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher incentive compensation;
    -   increased commodity costs; and
    - net customer price concessions subsequent to the nine months ended September 30, 2009.
Europe
EBIT in Europe increased $295 million to $98 million for the nine months ended September 30, 2010 compared to a loss of $197 million for the nine months ended September 30, 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    -   favourable settlement of certain commercial items;
    -   incremental margin earned related to the acquisition of Cadence;
    - a $10 million recovery, during the first nine months 2010, of receivables that had a $13 million accounts receivable valuation allowance recorded in the third quarter of 2009;
    -   lower restructuring and downsizing costs;
    - the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the nine months ended September 30, 2009;
    - the sale or closure of certain underperforming divisions subsequent to the nine months ended September 30, 2009;
    - lower costs incurred related to launches or for programs that have not fully ramped up production; and
    -   productivity and efficiency improvements at certain facilities.
These factors were partially offset by:
    - operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher warranty costs;
    -   higher affiliation fees paid to corporate;
    -   increased commodity costs;
    -   higher incentive compensation; and
    -   net customer price concessions subsequent to the third quarter of
        2009.
Rest of World
EBIT in Rest of World increased $51 million to $76 million for the nine months ended September 30, 2010 compared to $25 million for the nine months ended September 30, 2009. Excluding the Rest of World unusual items discussed in the "Unusual Items" section, the $37 million increase in
EBIT was primarily as a result of:
    -   additional margin earned on increased production sales; and
    - incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2009.
E-Car Systems
E-Car Systems EBIT decreased $24 million to a loss of $52 million for the nine months ended September 30, 2010 compared to a loss of $28 million for the nine months ended September 30, 2009, primarily as a result of higher development and launch costs.
Corporate and Other
Corporate and Other EBIT increased $35 million to $22 million for the nine months ended September 30, 2010 compared to a loss of $13 million for the nine months ended September 30, 2009, primarily as a result of:
    - the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;
    -   an increase in affiliation fees earned from our divisions;
    -   the positive impact of foreign exchange; and
    -   an increase in equity income earned.
These factors were partially offset by:
    -   increased incentive compensation; and
    - a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;
    - a $9 million favourable revaluation of our investment in asset-backed commercial paper in the third quarter of 2009; and
    -   increased stock-based compensation.


    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
From time to time, we may be contingently liable for litigation and other claims.
Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims.
For a discussion of risk factors relating to legal and other claims against us, refer to page 35 of our Annual Information Form and Annual Report on
Form 40-F, each in respect of the year ended December 31, 2009.
    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: future purchases of Common Shares pursuant to our normal course issuer bid and any resultant offsetting of dilution. The forward-looking information in this document is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our partnership with the Stronach group to pursue opportunities in the vehicle electrification business; and other factors set out in our Annual
Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings, including, without limitation, factors set out in our Management Information Circular/Proxy Statement,
dated May 31, 2010 under the heading "Risks Relating to the Vehicle Electrification Joint Venture." In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)
    -------------------------------------------------------------------------

                                    Three months ended    Nine months ended
                                      September 30,         September 30,
                                  --------------------- ---------------------
                             Note      2010       2009       2010       2009
    -------------------------------------------------------------------------

    Sales                          $  5,942   $  4,669   $ 17,504   $ 11,948
    -------------------------------------------------------------------------
    Costs and expenses
       Cost of goods sold       3     5,132      4,117     15,092     10,853
       Depreciation and
        amortization                    161        186        490        536
       Selling, general and
        administrative        3,8       342        286        976        863
       Interest (income)
        expense, net                     (3)         2         (6)         8
       Equity income                     (7)        (3)       (23)        (1)
       Impairment charges       3         -          -          -         75
    -------------------------------------------------------------------------
    Income (loss) from
     operations before income
     taxes and minority
     interest                           317         81        975       (386)
    Income taxes                         77         30        219        (32)
    Minority interest           2        (1)         -         (1)         -
    -------------------------------------------------------------------------
    Net income (loss)                   241         51        757       (354)
    Other comprehensive income
     (loss):                   11
      Net unrealized gains on
       translation of net
       investment in foreign
       operations                       290        261          8        354
      Net unrealized gains
       (losses) on cash flow
       hedges                            30        (13)        65         32
      Net unrealized gains on
       available-for-sale
       investments                        8          -          8          -
      Reclassifications of net
       (gains) losses on cash
       flow hedges to net income
       (loss)                            (4)         8        (20)        51
    -------------------------------------------------------------------------
    Comprehensive income           $    565   $    307   $    818   $     83
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per Common
     Share or Class B Share:
      Basic                        $   2.08   $   0.45   $   6.69   $  (3.17)
      Diluted                      $   2.06   $   0.45   $   6.61   $  (3.17)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Common Share or Class B
     Share                         $   0.30   $      -   $   0.48   $   0.18
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Common
     Shares and Class B Shares
     outstanding during the
     period (in millions):
      Basic                           115.2      111.7      113.1      111.7
      Diluted                         116.8      112.9      114.4      111.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended    Nine months ended
                                      September 30,         September 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
    -------------------------------------------------------------------------

    Retained earnings, beginning
     of period                     $  3,339   $  2,931   $  2,843   $  3,357
    Net income (loss)                   241         51        757       (354)
    Dividends on Common Shares
     and Class B Shares                 (38)         -        (58)       (21)
    Repurchase of
     Class B Shares            2       (976)         -       (976)         -
    -------------------------------------------------------------------------
    Retained earnings, end of
     period                        $  2,566   $  2,982   $  2,566   $  2,982
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended    Nine months ended
                                      September 30,         September 30,
                                  --------------------- ---------------------
                             Note      2010       2009       2010       2009
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income (loss)              $    241   $     51   $    757   $   (354)
    Items not involving
     current cash flows         4       181        207        523        708
    -------------------------------------------------------------------------
                                        422        258      1,280        354

    Changes in non-cash
     operating assets and
     liabilities                4       (57)      (234)      (322)      (341)
    -------------------------------------------------------------------------
    Cash provided from
     operating activities               365         24        958         13
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (182)      (153)      (479)      (399)
    Purchase of subsidiaries             (6)       (11)        (8)       (50)
    Increase in investments
     and other assets           5       (45)       (92)       (99)      (198)
    Proceeds from disposition            52          6        245         17
    -------------------------------------------------------------------------
    Cash used for investing
     activities                        (181)      (250)      (341)      (630)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES

    (Decrease) increase in
     bank indebtedness                  (13)         6         18       (597)
    Repayments of debt                  (31)      (154)       (67)      (169)
    Issues of debt                        -          3          5          5
    Repurchase of Class B
     Shares                     2      (300)         -       (300)         -
    Issue of general
     partnership units by
     subsidiary                 2        80          -         80          -
    Issues of Common Shares               2          1         11          1
    Settlement of stock
     options                    8        (4)         -         (4)         -
    Settlement of stock
     appreciation rights        8         -         (1)         -         (1)
    Dividends                           (38)         -        (58)       (21)
    -------------------------------------------------------------------------
    Cash used for financing
     activities                        (304)      (145)      (315)      (782)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and cash
     equivalents                         80         51         19         51
    -------------------------------------------------------------------------

    Net (decrease) increase
     in cash and cash equiv-
     alents during the period           (40)      (320)       321     (1,348)
    Cash and cash equivalents,
     beginning of period              1,695      1,729      1,334      2,757
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,655   $  1,409   $  1,655   $  1,409
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                         As at         As at
                                                  September 30,  December 31,
                                              Note        2010          2009
    -------------------------------------------------------------------------
    ASSETS
    Current assets
    Cash and cash equivalents                    4    $  1,655      $  1,334
    Accounts receivable                                  4,257         3,062
    Inventories                                          2,029         1,721
    Income taxes receivable                                  -            50
    Prepaid expenses and other                             171           136
    -------------------------------------------------------------------------
                                                         8,112         6,303

    Investments                                 13         257           238
    Fixed assets, net                                    3,747         3,811
    Goodwill                                     3       1,124         1,132
    Future tax assets                                      152           168
    Other assets                                 5         531           651
    -------------------------------------------------------------------------
                                                      $ 13,923      $ 12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                 $     58      $     48
    Accounts payable                                     3,706         3,001
    Accrued salaries and wages                             525           372
    Other accrued liabilities                    6         985           862
    Income taxes payable                                   135             -
    Long-term debt due within one year                      14            16
    -------------------------------------------------------------------------
                                                         5,423         4,299

    Deferred revenue                                        15            19
    Long-term debt                                          48           115
    Other long-term liabilities                  7         360           369
    Future tax liabilities                                 140           141
    Minority interest                            2          84             -
    -------------------------------------------------------------------------
                                                         6,070         4,943
    -------------------------------------------------------------------------
    Shareholders' equity
    Capital stock                             2, 9
      Common Shares
        (issued: 121,122,473; December 31,
         2009 - 111,933,031)                             4,296         3,613
      Class B Shares
        (issued: nil; December 31, 2009
         - 726,829)                                          -             -
    Contributed surplus                         10          89            63
    Retained earnings                                    2,566         2,843
    Accumulated other comprehensive income      11         902           841
    -------------------------------------------------------------------------
                                                         7,853         7,360
    -------------------------------------------------------------------------
                                                      $ 13,923      $ 12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes included in the Company's 2009 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2009 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2010 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2010 and 2009.

        Seasonality

        Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers' vehicle production schedules. Our largest North American customers typically halt production for approximately 2 weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

    2.  PLAN OF ARRANGEMENT

        On August 31, 2010, following approval by the Class A Subordinate Voting and Class B Shareholders of the Company, we completed the court-approved plan of arrangement (the "Arrangement") with the Stronach group whereby the Company's dual-class share structure was collapsed. The transaction also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

        (a) Capital Transaction

            The Company purchased for cancellation all 726,829 outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 9.0 million newly issued Class A Subordinate Voting Shares. The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. The costs related to the Arrangement were $13 million.

            In addition, Magna's Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

        (b) Vehicle Electrification Partnership

            The partnership involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Magna's original investment in the partnership included the assets of the Company's recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing Magna's equity interest to 73%. The partnership is controlled by the Stronach group.

        The impact of the Arrangement on the consolidated balance sheet was as follows:


                                    Class A              Stronach
                                Subordinate    Class B      Group
                               Voting Share  Share Re- Investment        Net
                                   Issuance   purchase   in E-Car     Impact
        ---------------------------------------------------------------------

        Number of shares issued
         (repurchased)            9,000,000   (726,829)         -  8,273,171

        Cash received (paid)            (13)      (300)        80       (233)
        ---------------------------------------------------------------------

        Increase in Minority
         interest                         -          -         80         80
        ---------------------------------------------------------------------
        Increase in capital stock       663          -          -        663
        Decrease in retained
         earnings                      (676)      (300)         -       (976)
        ---------------------------------------------------------------------
        Decrease in shareholders'
         equity                         (13)      (300)         -       (313)
        ---------------------------------------------------------------------

    3.  RESTRUCTURING AND IMPAIRMENT CHARGES

        (a) For the nine months ended September 30, 2010

            During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $21 million ($18 million after tax) in costs of goods sold and $3 million ($3 million after tax) in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States.

        (b) For the nine months ended September 30, 2009

            During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

            The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if the Company had acquired the reporting unit as at June 30, 2009.

            During the second quarter of 2009, the Company recorded restructuring costs of $6 million ($6 million after tax) in costs of goods sold related to the planned closure of this powertrain systems facility.

    4.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Cash and cash equivalents:
                                                          September December
                                                           30, 2010 31, 2009
            -----------------------------------------------------------------

            Bank term deposits, bankers acceptances and
             government paper                               $ 1,178  $   852
            Cash                                                258      409
            Cash in joint ventures and partnerships             219       73
            -----------------------------------------------------------------
                                                            $ 1,655  $ 1,334
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Items not involving current cash flows:

                                              Three months       Nine months
                                                  ended            ended
                                              September 30,     September 30,
                                            ---------------- ----------------
                                             2010     2009     2010     2009
            -----------------------------------------------------------------

            Depreciation and amortization $   161  $   186  $   490  $   536
            Amortization of other assets
             included in cost of goods
             sold                              26       27       55       70
            Future income taxes and non-
             cash portion of current
             taxes                             16      (24)       3      (11)
            Amortization of employee wage
             buydown (note 5)                   5        6       14       18
            Impairment charges                  -        -        -       75
            Curtailment Gain (note 7)           -        -        -      (26)
            Minority interest                  (1)       -       (1)       -
            Equity income                      (7)      (3)     (23)      (1)
            Other non-cash charges            (19)      15      (15)      47
            -----------------------------------------------------------------
                                          $   181  $   207  $   523  $   708
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (c) Changes in non-cash operating assets and liabilities:

                                              Three months       Nine months
                                                  ended            ended
                                              September 30,     September 30,
                                            ---------------- ----------------
                                             2010     2009     2010     2009
            -----------------------------------------------------------------

            Accounts receivable           $  (152) $  (745) $(1,191) $  (319)
            Inventories                      (130)     (96)    (313)     (85)
            Prepaid expenses and other         (8)     (17)     (21)     (16)
            Accounts payable                  191      541      721      210
            Accrued salaries and wages         34       51      144      (16)
            Other accrued liabilities         (62)       4      158      (45)
            Income taxes payable
             (receivable)                      71       29      184      (58)
            Deferred revenue                   (1)      (1)      (4)     (12)
            -----------------------------------------------------------------
                                          $   (57) $  (234) $  (322) $  (341)
            -----------------------------------------------------------------
            -----------------------------------------------------------------

    5.  OTHER ASSETS

        Other assets consist of:

                                                          September December
                                                           30, 2010 31, 2009
        ---------------------------------------------------------------------
        Preproduction costs related to long-term supply
         agreements with contractual guarantee for
         reimbursement                                      $   327  $   433
        Long-term receivables                                    62       50
        Patents and licences, net                                24       20
        Employee wage buydown, net                               11       25
        Other, net                                              107      123
        ---------------------------------------------------------------------
                                                            $   531  $   651
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                               2010     2009
        ---------------------------------------------------------------------
        Balance, beginning of period                        $    75  $    75
        Expense, net                                             10        5
        Settlements                                              (4)     (10)
        Foreign exchange and other                               (2)      (2)
        ---------------------------------------------------------------------
        Balance, March 31,                                       79       68
        Expense (income), net                                    11       (1)
        Settlements                                             (19)      (6)
        Foreign exchange and other                               (4)       4
        ---------------------------------------------------------------------
        Balance, June 30,                                        67       65
        (Income) expense, net                                    (2)       7
        Settlements                                              (4)     (10)
        Foreign exchange and other                                5        1
        ---------------------------------------------------------------------
        Balance, September 30,                              $    66  $    63
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                              Three months       Nine months
                                                  ended            ended
                                              September 30,     September 30,
                                            ---------------- ----------------
                                             2010     2009     2010     2009
        ---------------------------------------------------------------------

        Defined benefit pension plans and
         other                            $     3  $     4  $    10  $    10
        Termination and long service
         arrangements                           5        9       17       25
        Retirement medical benefits
         plan (a)                               -        -        -      (18)
        ---------------------------------------------------------------------
                                          $     8  $    13  $    27  $    17
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) During the three months ended June 30, 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the three-month period ended June 30, 2009.

    8.  STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                 2010                          2009
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                     Number of                     Number of
                     Number            options     Number            options
                         of  Exercise  exercis-        of  Exercise  exercis-
                    options   price(i)    able    options   price(i)    able
    -------------------------------------------------------------------------
    Beginning of
     period       3,575,272   68.51  2,494,272  2,746,145   82.01  2,724,145
    Granted       2,525,000   60.00          -  1,075,000   33.09          -
    Exercised      (204,462)  45.04   (204,462)         -       -          -
    Cancelled       (25,500)  73.27    (25,500)    (1,085)  68.55     (1,085)
    Vested                -       -    358,333          -       -      2,000
    -------------------------------------------------------------------------
    March 31      5,870,310   65.65  2,622,643  3,820,060   68.25  2,725,060
    Granted          35,000   71.96          -          -       -          -
    Exercised       (48,590)  51.72    (48,590)         -       -          -
    Cancelled        (6,906)  87.44     (6,906)   (14,359)  79.16     (4,359)
    Vested                -       -      1,000          -       -      1,000
    -------------------------------------------------------------------------
    June 30       5,849,814   65.77  2,568,147  3,805,701   68.20  2,721,701
    Exercised       (26,984)  56.25    (26,984)   (30,289)  63.02    (30,289)
    Cancelled (ii) (121,500)  53.13   (121,500)  (166,411)  63.02   (166,411)
    Vested                -       -      1,000          -       -      1,000
    -------------------------------------------------------------------------
    September 30  5,701,330   66.09  2,420,663  3,609,001   68.49  2,526,001
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

    (ii) On August 19, 2010, options to acquire 121,500 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus (note 10).

         On August 12, 2009, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ("SARs") to certain executives in respect of 191,700 previously granted and unexercised stock options.

         On August 14, 2009, 166,411 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options.

         The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:
                                              Three months       Nine months
                                                  ended            ended
                                              September 30,     September 30,
                                            ---------------- ----------------
                                             2010     2009     2010     2009
            -----------------------------------------------------------------
            Risk free interest rate         2.00%        -    2.27%    1.66%
            Expected dividend yield         2.00%        -    2.00%    2.05%
            Expected volatility               35%        -      35%      31%
            Expected time until exercise  3 years        -  4 years  4 years
            -----------------------------------------------------------------
            Weighted average fair value
             of options granted or
             modified in period (Cdn$)    $ 27.84      $ -  $ 18.77  $  7.20
            -----------------------------------------------------------------

            During the three-month period ended September 30, 2010, following the resignation of two employees of the Company, option agreements with these employees were modified, which resulted in a one-time charge to compensation expense of $16 million. This charge represents the fair value of the options at the date of modification net of the originally measured compensation cost which has been reversed.

            Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2010 was $23 million (2009 - $1 million), and $33 million (2009 - $2 million), respectively.

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows (number of shares in table below are expressed in whole numbers):
                                                               September 30,
                                                              --------------
                                                               2010     2009
            -----------------------------------------------------------------

            Common Shares awarded and not released          591,368  685,989
            -----------------------------------------------------------------

            Reduction in stated value of Common Shares     $     39 $     45
            -----------------------------------------------------------------

            Unamortized compensation expense recorded
             as a reduction of shareholder's equity        $     25 $     30
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2010 was $2 million (2009 - $2 million), and $5 million (2009 - $6 million), respectively.

    9.  CAPITAL STOCK

        (a) In accordance with the Arrangement, Magna's Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

        (b) Changes in Capital Stock for the three-month and nine-month periods ended September 30, 2010 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                         Common                 Class B
                                 --------------------- ----------------------
                                   Number of   Stated    Number of    Stated
                                      shares    value       shares     value
            -----------------------------------------------------------------

            Issued and out-
             standing at December
             31, 2009            111,933,031  $ 3,613      726,829  $      -
            Release of restricted
             stock                         -        6
            Repurchase and
             cancellation           (100,000)       -
            Issued under the
             Incentive Stock
             Option Plan             204,462        8
            -----------------------------------------------------------------
            Issued and out-
             standing at March 31,
             2010                112,037,493    3,627      726,829         -
            Issued under the
             Incentive Stock
             Option Plan              48,590        3
            Issued under the
             Dividend Reinvestment
             Plan                      2,020        -
            -----------------------------------------------------------------
            Issued and out-
             standing at June 30,
             2010                112,088,103    3,630      726,829         -
            Repurchase and
             cancellation under
             the Arrangement
             (note 2)                      -        -     (726,829)        -
            Issued under the
             Arrangement (note 2)  9,000,000      663
            Issued under the
             Incentive Stock
             Option Plan              26,984        2
            Issued under the
             Dividend Reinvestment
             Plan                      7,386        1
            -----------------------------------------------------------------
            Issued and out-
             standing at
             September 30, 2010  121,122,473  $ 4,296            -  $      -
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (c) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 4, 2010 were exercised or converted:

            Common Shares                                        121,175,733
            Stock options (i)                                      5,556,330
            -----------------------------------------------------------------
                                                                 126,732,063
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            (i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    10. CONTRIBUTED SURPLUS

        Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Common Shares and accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

                                                               2010     2009
        ---------------------------------------------------------------------
        Balance, beginning of period                        $    63  $    67
          Stock-based compensation expense                        5        2
          Release of restricted stock                            (6)      (6)
          Stock options exercised                                (1)       -
        ---------------------------------------------------------------------
          Balance, March 31,                                     61       63
          Stock-based compensation expense                        8        3
          Stock options exercised                                (1)       -
        ---------------------------------------------------------------------
          Balance, June 30,                                      68       66
          Stock-based compensation expense                       25        3
          In-the-money value of surrendered options (note 8)     (4)       -
          Exercise of stock appreciation rights                   -       (1)
        ---------------------------------------------------------------------
        Balance, September 30                               $    89  $    68
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                               2010     2009
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on translation
         of net investment in foreign operations
          Balance, beginning of period                      $   854  $   447
          Net unrealized gains (losses) on translation
           of net investment in foreign operations               17     (135)
        ---------------------------------------------------------------------
          Balance, March 31                                     871      312
          Net unrealized (losses) gains on translation
           of net investment in foreign operations             (299)     228
        ---------------------------------------------------------------------
          Balance, June 30                                      572      540
          Net unrealized gains on translation of net
          investment in foreign operations                      290      261
        ---------------------------------------------------------------------
          Balance, September 30                                 862      801
        ---------------------------------------------------------------------

        Accumulated net unrealized gains (losses) on cash
         flow hedges (i)
          Balance, beginning of period                          (13)    (113)
          Net unrealized gains on cash flow hedges               59        4
          Reclassifications of net losses on cash flow
           hedges to net loss                                     -       34
        ---------------------------------------------------------------------
          Balance, March 31                                      46      (75)
          Net unrealized (losses) gains on cash flow hedges     (24)      41
          Reclassifications of net (gains) losses on cash
           flow hedges to net income (loss)                     (16)       9
        ---------------------------------------------------------------------
          Balance, June 30                                        6      (25)
          Net unrealized gains (losses) on cash flow hedges 30 (13) Reclassifications of net (gains) losses on cash
           flow hedges to net income                             (4)       8
        ---------------------------------------------------------------------
          Balance, September 30                                  32      (30)
        ---------------------------------------------------------------------

        Accumulated net unrealized gain on available-for-sale
         investments
          Balance, beginning of period                            -        -
          Net unrealized gain on investments                      8        -
        ---------------------------------------------------------------------
          Balance, September 30                                   8        -
        ---------------------------------------------------------------------
        Total accumulated other comprehensive income        $   902  $   771
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

            (i) The amount of income tax (expense) benefit that has been netted in the amounts above is as follows:

                                                               2010     2009
        ---------------------------------------------------------------------

        Balance, beginning of period                        $    (2) $    48
        Net unrealized gains on cash flow hedges                (14)      (4)
        Reclassifications of net gains (losses) on cash
         flow hedges to net income (loss)                         2      (15)
        ---------------------------------------------------------------------
        Balance, March 31                                   $   (14) $    29
        Net unrealized losses (gains) on cash flow hedges         9       (9)
        Reclassifications of net gains (losses) on cash
         flow hedges to net income (loss)                         4       (3)
        ---------------------------------------------------------------------
        Balance, June 30                                    $    (1) $    17
        Net unrealized (gains) losses on cash flow hedges       (13)       3
        Reclassifications of net gains (losses) on cash
         flow hedges to net income                                1       (4)
        ---------------------------------------------------------------------
        Balance, September 30                               $   (13) $    16
        ---------------------------------------------------------------------

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $32 million (net of income taxes of $8 million).

    12. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt, minority interest and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                          September December
                                                           30, 2010 31, 2009
        ---------------------------------------------------------------------
        Liabilities
          Bank indebtedness                                 $    58  $    48
          Long-term debt due within one year                     14       16
          Long-term debt                                         48      115
        ---------------------------------------------------------------------
                                                                120      179
        Minority interest                                        84        -
        Shareholders' equity                                  7,853    7,360
        ---------------------------------------------------------------------
        Total capitalization                                $ 8,057  $ 7,539
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                           1.5%     2.4%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    13. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:
                                                          September December
                                                           30, 2010 31, 2009
            -----------------------------------------------------------------
            Held for trading
              Cash and cash equivalents                     $ 1,655  $ 1,334
              Investment in ABCP                                 82       85
            -----------------------------------------------------------------
                                                            $ 1,737  $ 1,419
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Held to maturity investments
              Severance investments                         $     5  $     7
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Available-for-sale investments
              Equity investments                            $    16  $     5
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and receivables
              Accounts receivable                           $ 4,257  $ 3,062
              Long-term receivables included in other
               assets                                            62       50
              Income taxes receivable                             -       50
            -----------------------------------------------------------------
                                                            $ 4,319  $ 3,162
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                             $    58  $    48
              Long-term debt (including portion due within
               one year)                                         62      131
              Accounts payable                                3,706    3,001
              Accrued salaries and wages                        525      372
              Other accrued liabilities                         985      862
              Income taxes payable                              135        -
            -----------------------------------------------------------------
                                                            $ 5,471  $ 4,414
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Derivatives designated as effective hedges,
             measured at fair value
              Foreign currency contracts
               Prepaids expenses                            $    61  $    49
               Other assets                                      37       14
               Other accrued liabilities                        (22)     (42)
               Other long-term liabilities                      (11)     (29)
            -----------------------------------------------------------------
                                                                 65       (8)
            Natural gas contracts
              Other accrued liabilities                          (7)      (5)
              Other long-term liabilities                        (6)      (3)
            -----------------------------------------------------------------
                                                                (13)      (8)
            -----------------------------------------------------------------
                                                            $    52  $   (16)
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At September 30, 2010, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$127 million (December 31, 2009 - Cdn$134 million). The carrying value and estimated fair value of this investment was Cdn$84 million (December 31, 2009 - Cdn$88 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

            At September 30, 2010, the Company held an equity investment in a publicly traded Company. The carrying value and fair value of this investment was $16 million, which was based on the closing share price of the investment on September 30, 2010.

            Term debt

            The Company's term debt includes $14 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine months ended September 30, 2010, sales to the Company's six largest customers represented 75% and 79% of the Company's total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at September 30, 2010, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

      14. SEGMENTED INFORMATION

        As a result of the completion of the Arrangement, the Company's E-Car business began to be managed as a separate operating group.
Accordingly, the company's segmented reporting has been amended to reflect this change.

                                                         Three months ended
                                                         September 30, 2010
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External              assets,
                                         sales     sales   EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                       $ 1,378   $ 1,261             $   645
          United States                  1,506     1,394                 667
          Mexico                           611       572                 349
          Eliminations                    (229)        -                   -
        ---------------------------------------------------------------------
                                         3,266     3,227   $   276     1,661
        Europe
          Euroland                       1,954     1,913                 961
          Great Britain                    194       195                  59
          Other European countries         321       296                 461
          Eliminations                     (31)        -                   -
        ---------------------------------------------------------------------
                                         2,438     2,404        11     1,481
        Rest of World                      289       257        19       186
        E-Car Systems                        7         7       (16)       54
        Corporate and Other                (58)       47        24       365
        ---------------------------------------------------------------------
        Total reportable segments      $ 5,942   $ 5,942   $   314     3,747
        Current assets                                                 8,112
        Investments, goodwill and
         other assets                                                  2,064
        ---------------------------------------------------------------------
        Consolidated total assets                                    $13,923
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                          Three months ended
                                                          September 30, 2009
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External              assets,
                                         sales     sales   EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                       $ 1,046   $   936             $   674
          United States                  1,093     1,043                 691
          Mexico                           376       325                 381
          Eliminations                    (185)        -                   -
        ---------------------------------------------------------------------
                                         2,330     2,304   $   108     1,746
        Europe
          Euroland                       1,685     1,644               1,100
          Great Britain                    207       207                  68
          Other European countries         332       307                 341
          Eliminations                     (40)        -                   -
        ---------------------------------------------------------------------
                                         2,184     2,158       (47)    1,509
        Rest of World                      213       201        18       182
        E-Car Systems                        2         1       (13)       11
        Corporate and Other                (60)        5        17       375
        ---------------------------------------------------------------------
        Total reportable segments      $ 4,669   $ 4,669   $    83     3,823
        Current assets                                                 6,778
        Investments, goodwill and
         other assets                                                  2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                    $12,867
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income (loss) from operations before income taxes, minority interest and interest (income) expense, net.


                                                           Nine months ended
                                                          September 30, 2010
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External              assets,
                                         sales     sales   EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                       $ 4,105   $ 3,770             $   645
          United States                  4,255     3,911                 667
          Mexico                         1,745     1,629                 349
          Eliminations                    (680)        -                   -
        ---------------------------------------------------------------------
                                         9,425     9,310   $   825     1,661
        Europe
          Euroland                       5,913     5,793                 961
          Great Britain                    600       601                  59
          Other European countries       1,034       960                 461
          Eliminations                    (103)        -                   -
        ---------------------------------------------------------------------
                                         7,444     7,354        98     1,481
        Rest of World                      843       778        76       186
        E-Car Systems                        8         8       (52)       54
        Corporate and Other               (216)       54        22       365
        ---------------------------------------------------------------------
        Total reportable segments      $17,504   $17,504   $   969     3,747
        Current assets                                                 8,112
        Investments, goodwill and
         other assets                                                  2,064
        ---------------------------------------------------------------------
        Consolidated total assets                                    $13,923
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                           Nine months ended
                                                          September 30, 2009
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External              assets,
                                         sales     sales   EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                       $ 2,432   $ 2,175             $   674
          United States                  2,746     2,622                 691
          Mexico                           874       774                 381
          Eliminations                    (414)        -                   -
        ---------------------------------------------------------------------
                                         5,638     5,571   $  (165)    1,746
        Europe
          Euroland                       4,756     4,656               1,100
          Great Britain                    517       517                  68
          Other European countries         770       691                 341
          Eliminations                    (121)        -                   -
        ---------------------------------------------------------------------
                                         5,922     5,864      (197)    1,509
        Rest of World                      533       497        25       182
        E-Car Systems                        5         3       (28)       11
        Corporate and Other               (150)       13       (13)      375
        ---------------------------------------------------------------------
        Total reportable segments      $11,948   $11,948   $  (378)    3,823
        Current assets                                                 6,778
        Investments, goodwill and
         other assets                                                  2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                    $12,867
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income (loss) from operations before income taxes, minority interest and interest (income) expense, net.

    15. SUBSEQUENT EVENTS

        (a) Stock Split

            Our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby shareholders of the Company will receive an additional Common Share for each Common Share held. The stock dividend will be payable on November 24, 2010, to shareholders of record at the close of business on November 16, 2010. All equity-based compensation plans or arrangements and our normal course issuer bid (discussed below) will be adjusted to reflect the issuance of additional Common Shares due to the declaration of the stock split.

        (b) Normal Course Issuer Bid

            Subject to approval by the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), the Company's Board of Directors approved a normal course issuer bid to purchase up to
            4.0 million of the Company's Common Shares (adjusted to
            8.0 million shares on a post stock split basis), representing approximately 3.3% of the Company's outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options, and/or for purchases to fund the Company's restricted stock unit program and its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 10, 2010 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

    16. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

For further information: Louis Tonelli, Vice-President, Investor Relations at 905-726 7035. For teleconferencing questions, please contact Karin Kaminski at 905-726-7103